Exhibit 99.2

Santiago, March 11, 2019.

GG.– 104/2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref.: Material Event Notice / Dividend Distribution Proposal.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions (“SBIF”), we inform the Commission of the following Material Event:

Regarding the Material Event Notice filed with the Commission on March 8, 2019, in relation with the Board of Directors of Itaú Corpbanca dividends proposal to the Ordinary Shareholders’ Meeting to be held on March 19, 2019, we inform the Commission that in the event that the distribution is approved, dividends will be paid upon the conclusion of the shareholders meeting.

In the event that the distribution is approved, the shareholders entitled to receive such dividends will be those registered in the company’s shareholders’ registry at midnight on March 13, 2019, that is, those who are registered as of the fifth business day prior to the date of the shareholders’ meeting.

Sincerely,

Manuel Olivares Rossetti

Chief Executive Officer

Itaú Corpbanca

cc: Superintendency of Banks and Financial Institutions